UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 000-30574

ALLSHIPS LTD.
(Translation of registrant's name into English)

80 KIFISSIAS AVENUE MAROUSSI GR151 25
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a copy of the Proxy Statement of AllShips Ltd. (the "Company") dated April 22, 2009, for the 2009 Annual Meeting of Shareholders of the Company that was held on May 20, 2009.

Attached as Exhibit 2 to this report on Form 6-K is a copy of the Proxy Statement of the Company dated July 30, 2010, for the 2010 Annual Meeting of Shareholders of the Company, to be held on August 30, 2010.

Attached as Exhibit 3 to this report on Form 6-K is a copy of the Amended and Restated Articles of Incorporation of the Company, which were filed with the Republic of the Marshall Islands on July 29, 2010.

Exhibit 1

ALLSHIPS LTD.

April 22, 2009

TO THE SHAREHOLDERS OF
ALLSHIPS LTD.

We are pleased to have completed the redomiciliation of AllShips Ltd. (the "Company") from Bermuda to the Republic of the Marshall Islands which was approved by our shareholders at the special general meeting held on March 17, 2008.  Subsequent to the 2009 Annual Meeting of Shareholders (the "Meeting") to be held on May 20, 2009, and in connection with the transfer of domicile, we will be sending a letter of transmittal that will contain instructions for you to exchange your existing share certificates for new share certificates to evidence this change.

*****

Enclosed is a Notice of the Meeting of the Company which will be held at the offices of the Company at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece, on May 20, 2009 at 16:00 local time and related materials.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect two directors ("Proposal One");

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending February 28, 2009 ("Proposal Two");

3.	To approve the annual fees of the directors ("Proposal Three");

4.
To amend the Company's Articles of Incorporation to increase the number of authorized shares of common stock to ten billion (10,000,000,000), par value $0.00016666666667 per share ("Proposal Four") and;

5.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.  Adoption of Proposals Two and Three requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting. Adoption of Proposal Four requires the affirmative vote of a majority of all outstanding shares of common stock entitled to vote at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

George Economou
Chairman, President and Director

ALLSHIPS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 20, 2009

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of AllShips Ltd. (the "Company") will be held at the offices of the Company at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece, on May 20, 2009 at 16:00 local time, for the following purposes, of which items 1, 2 ,3 and 4 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two directors ("Proposal One");

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending February 28, 2009 ("Proposal Two");

3.	To approve the annual fees of the Directors ("Proposal Three");

4.
To amend the Company's Articles of Incorporation to increase the number of authorized shares of common stock to ten billion (10,000,000,000), par value $0.00016666666667 per share ("Proposal Four") and;

5.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on April 17, 2009 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board of Directors

Elpiniki Fotiou
Secretary

April 22, 2009
Athens, Greece

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 20, 2009
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of AllShips Ltd., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of the Company at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece, on May 20, 2009 at 16:00 local time or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 22, 2009.

VOTING RIGHTS AND OUTSTANDING SHARES

On April 17, 2009 (the "Record Date"), the Company had outstanding 4,799,902,350 shares of common stock, par value $0.00016666666667 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares were previously eligible to trade on the pink sheets under the symbol "OMILF.PK."  During the period the Company's common stock was quoted on the pink sheets, the only trade occurred on August 6, 2001 at a price of $0.475.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has two directors on the board of directors.  As provided in the Company's Bylaws, each director is elected to serve until the next annual meeting of shareholders and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  Accordingly, the board of directors has nominated Mr. George Economou, a current director, and Ms. Elpiniki Fotiou for election as directors whose term would expire at the Company's 2010 Annual Meeting of Shareholders.  Mr. Aristeidis Ioannidis, a current director, has indicated that he will be retiring from the board of directors effective at the Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position

George Economou	56	Chairman and President
Elpiniki Fotiou	39	Chief Financial Officer, Director and Corporate Secretary

Certain biographical information about each of these individuals is set forth below.

George Economou has over 25 years of experience in the maritime industry. He has served as Chairman, President and Chief Executive Officer of DryShips Inc. since its inception in 2004.  Mr. Economou has served as Interim Chief Financial Officer of DryShips since May 2007.  Mr. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1981 to 1986 he held the position of General Manager of Oceania Maritime Agency in New York. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded the Cardiff Marine Inc. Group of Companies.  Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee.  He was born and raised in Athens, Greece. He is a graduate of Athens College, and completed his higher education in the United States at the Massachusetts Institute of Technology in Boston and in 1976 he earned both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering, and a Master of Science in Shipping and Shipyard Management.

Elpiniki Fotiou is the Financial Reporting Manager of Cardiff Marine Inc.. During the period starting 1992 Ms. Fotiou worked for PricewaterhouseCoopers and Deloitte reaching the position of Senior Manager where she conducted financial audits in accordance with U.S. Generally Accepted Auditing Standards (GAAS) and International Standards on Auditing (ISA). She also worked for Hyatt International Trade and Tourism Hellas as Group Internal Auditor. She is a member of the Association of Chartered Certified Accountants, the Association of Certified Accountants and Auditors of Greece, the Associaton of Certified Internal Auditors and the Hellenic Chamber of Commerce. She is a graduate of the University of Cape Town with a Βachelor of Commerce degree.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF

INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending February 28, 2009.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING FEBRUARY 28, 2009.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF THE ANNUAL FEES OF THE DIRECTORS

The board of directors is submitting for ratification at the meeting the annual fees for the Chairman, Chief Financial Officer and Corporate Secretary.

The Chairman and President will receive an annual fee of $25,000, the Chief Financial Officer an annual fee of $15,000 and the Corporate Secretary an annual fee of $4,000.

Required Vote.  Approval of Proposal Three will require the affirmative vote of a majority of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPROVAL OF THE ANNUAL FEES OF THE DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FOUR

AMENDMENT
TO
ARTICLES OF INCORPORATION

The board of directors is submitting for approval at the Meeting an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of common stock to ten billion (10,000,000,000) shares, par value $0.00016666666667 per share.  The Company believes it will benefit from having the flexibility to issue additional equity securities without having to obtain further shareholder approval.

The board of directors has approved an amendment to the Company's Articles of Incorporation to replace Section F thereof and replace it in its entirety with the following:

"F.     The aggregate number of shares of common stock that the Corporation is authorized to issue is ten billion (10,000,000,000) registered shares of par value United States $0.00016666666667 per share."

Required Vote.  Approval of Proposal Four will require the affirmative vote of a majority of all outstanding shares of common stock entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDENT TO THE ARTICLES OF INCORPORATION.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One, Two or Three have been approved.  Abstentions will have the effect of voting against Proposal Four.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Elpiniki Fotiou
Secretary

April 22, 2009
Athens, Greece

Exhibit 2

ALLSHIPS LTD.

July 30, 2010

TO THE SHAREHOLDERS OF
ALLSHIPS LTD.

We are pleased to have completed the redomiciliation of AllShips Ltd. (the "Company") from Bermuda to the Republic of the Marshall Islands which was approved by our shareholders at the special general meeting held on March 17, 2008 and the increase in the number of authorized common shares under our Articles of Incorporation to 10,000,000 common shares which was approved by our shareholders at the 2009 Annual General Meeting of Shareholders held on May 20, 2009.  Subsequent to the 2010 Annual General Meeting of Shareholders (the "Meeting") to be held on August 30, 2010, and in connection with the transfer of domicile and increase in the number of authorized common shares, we will be sending a letter of transmittal that will contain instructions for you to exchange your existing share certificates for new share certificates to evidence these changes.

*****

Enclosed is a Notice of the Meeting of the Company which will be held at the offices of the Company at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece, on August 30, 2010 at 13:00 local time and related materials.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect two directors ("Proposal One");

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending February 28, 2010 ("Proposal Two");

3.	To approve the annual fees of the Directors ("Proposal Three"); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.  Adoption of Proposals Two and Three requires the affirmative vote of a majority of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

George Economou
Chairman, President and Director

ALLSHIPS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 30, 2010

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of AllShips Ltd. (the "Company") will be held at the offices of the Company at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece, on August 30, 2010 at 11:00 local time, for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two directors ("Proposal One");

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending February 28, 2010 ("Proposal Two");

3.	To approve the annual fees of the Directors ("Proposal Three"); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on July 28, 2010 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual General Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE ANNUAL GENERAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order of the Board of Directors

Elpiniki Fotiou
Secretary

July 30, 2010
Athens, Greece

______________________

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 30, 2010
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of AllShips Ltd., a Marshall Islands corporation (the "Company"), for use at the Annual General Meeting of Shareholders to be held at the offices of the Company at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece, on August 30, 2010 at 13:00 local time or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about July 30, 2010.

VOTING RIGHTS AND OUTSTANDING SHARES

On July 28, 2010 (the "Record Date"), the Company had outstanding 4,799,902,350 shares of common stock, par value $0.00016666666667 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders. There is currently no trading market for the Common Shares.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has two directors on the board of directors.  As provided in the Company's Bylaws, each director is elected to serve until the next annual general meeting of shareholders and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  Accordingly, the board of directors has nominated Mr. George Economou and Ms. Elpiniki Fotiou, both current directors, for election as directors whose term would expire at the Company's 2011 Annual General Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position

George Economou	57	Chairman and President
Elpiniki Fotiou	40	Chief Financial Officer, Director and Corporate Secretary

Certain biographical information about each of these individuals is set forth below.

George Economou has over 25 years of experience in the maritime industry. He has served as Chairman, President and Chief Executive Officer of DryShips Inc. since its inception in 2004.  Mr. Economou has served as Interim Chief Financial Officer of DryShips since May 2007.  Mr. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1981 to 1986 he held the position of General Manager of Oceania Maritime Agency in New York. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded the Cardiff Marine Inc. Group of Companies.  Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee.  He was born and raised in Athens, Greece. He is a graduate of Athens College, and completed his higher education in the United States at the Massachusetts Institute of Technology in Boston and in 1976 he earned both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering, and a Master of Science in Shipping and Shipyard Management.

Elpiniki Fotiou is the Senior Vice President Head of Accounting and Reporting of DryShips Inc. During the period starting 1992 Ms. Fotiou worked for PricewaterhouseCoopers and Deloitte reaching the position of Senior Manager where she conducted financial audits in accordance with U.S. Generally Accepted Auditing Standards (GAAS) and International Standards on Auditing (ISA). She also worked for Hyatt International Trade and Tourism Hellas as Group Internal Auditor. From July 2006 to December 2009, she served as the Group Controller of Cardiff Marine Inc. She is a member of the Association of Chartered Certified Accountants, the Association of Certified Accountants and Auditors of Greece, the Associaton of Certified Internal Auditors and the Hellenic Chamber of Commerce. She is a graduate of the University of Cape Town with a Βachelor of Commerce degree.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF

INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending February 28, 2010.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past two fiscal years other than in its capacity as the Company's independent auditors.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING FEBRUARY 28, 2010.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF THE ANNUAL FEES OF THE DIRECTORS

The board of directors is submitting for ratification at the meeting the annual fees for the Chairman, Chief Financial Officer and Corporate Secretary.

The Chairman and President will receive an annual fee of $25,000, the Chief Financial Officer an annual fee of $15,000 and the Corporate Secretary an annual fee of $4,000.

Required Vote.  Approval of Proposal Three will require the affirmative vote of a majority of the votes cast at the Meeting by the shareholders present in person or by proxy and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPROVAL OF THE ANNUAL FEES OF THE DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FOUR

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Elpiniki Fotiou
Secretary

July 30, 2010
Athens, Greece

Exhibit 3

ARTICLES OF AMENDMENT OF
ARTICLES OF INCORPORATION OF
ALLSHIPS LTD.
UNDER SECTION 90 OF THE BUSINESS CORPORATIONS ACT

The undersigned, George Economou, the Chairman and President of Allships Ltd., for the purpose of amending the Articles of Incorporation of said Corporation hereby certify:

1.	The name of the Corporation is ALLSHIPS LTD.

2.
The Articles of Incorporation of Allships Ltd., were filed in the Islands of Bermuda on the March 24, 1998, and the Corporation was redomiciled into the Republic of the Marshall Islands by filing Articles of Domestication and Articles of Incorporation effective on December 22, 2008.

3.	Section F of the Articles of Incorporation is hereby amended as follows:

"F.      The aggregate number of shares of common stock that the Corporation is authorized to issue is ten billion (10,000,000,000) registered shares of par value United States $0.00016666666667 per share."

4.	The amendment to the Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment on this 29 day of July, 2010.

/s/ George Economou
George Economou
Chairman and President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSHIPS LTD.

Dated: August 3, 2010	By:	/s/ George Economou
	Name:	George Economou
	Title:	Chairman and Director

SK 25630 0003 1121215